UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 31, 2006

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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on August 31, 2006 and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on August 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ JOSEPH A. BOSHART

Name: Joseph A. Boshart

Title: Chief Executive Officer and President

Dated: September 1, 2006

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Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES COMPLETION OF METROPOLITAN RESEARCH ACQUISITION

BOCA RATON, Fla. – August 31, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it has completed the acquisition of the assets of privately-held Metropolitan Research Associates, LLC and Metropolitan Research Staffing Associates, LLC (collectively "Metropolitan Research") for $18.6 million in cash, plus a potential earn-out of up to $6.4 million based on 2006 and 2007 performance. Cross Country Healthcare financed this transaction using its revolving credit facility. The Company expects this acquisition to be accretive to its 2006 earnings by approximately $0.01 per diluted share.

Based in New York City, Metropolitan Research is a full-service pharmaceutical consulting firm providing clinical trials staffing, drug safety monitoring and contract research services to the pharmaceutical, biotech and medical device industries while providing its healthcare professional candidates with temporary or permanent clinical staffing career opportunities. In 2005, Metropolitan Research had revenue of $17.5 million and adjusted EBITDA of $2.6 million.

"We look forward to the future contributions of Metropolitan Research and the diversification of service offerings they bring to our ClinForce clinical trials staffing business," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "We believe in the long-term growth prospects of our clinical trials staffing business driven by the on-going research activities of pharmaceutical, biotechnology and diagnostic companies to develop new medical products for an aging U.S. population, as well as post-marketing safety studies of older products. As a result, we plan to seek additional acquisition opportunities that can be added to our clinical trials staffing platform," added Mr. Boshart.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization as adjusted for certain one-time revenue and expense items. Although we believe these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com